UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 24, 2025, the shareholders of HiTek Global Inc. (the “Company”) authorized the board of directors of the Company (the “Board”) to implement one or more reverse splits of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”), with the specific ratio or ratios and timing to be determined by the Board within the parameters approved by the shareholders. On April 6, 2026, the Company effectuated a reverse split at a ratio of 1-for-50. On May 29, 2026, the Company effectuated a reverse split at a ratio of 1-for-3.

On June 4, 2026, the Board approved another reverse split (the “Reverse Split”) at a ratio of 1-for-25, to be effective on July 6, 2026. Pursuant to the Board resolutions, at the effective time of the Reverse Split, every 25 issued and unissued Class A Ordinary Shares will be automatically combined into one Class A Ordinary Share. Following the Reverse Split, the par value of each Class A Ordinary Share will be changed from $0.015 to $0.375. No fractional shares will be issued in connection with the Reverse Split. Any fractional share resulting from the Reverse Split will be rounded up to the nearest whole share at the participant level. Prior to the Reverse Split, there were 19,996,492 Class A Ordinary Shares and 8,192,000 Class B Ordinary Shares issued and outstanding; following the Reverse Split, the Company expects that there will be 799,860 Class A Ordinary Shares and 8,192,000 Class B ordinary shares issued and outstanding.

To effectuate the Reverse Split, the Company has filed the relevant Board resolutions with the Cayman Islands Registrar on June 19, 2026. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “HKIT” and are expected to begin trading on a split-adjusted basis when the market opens on July 6, 2026. The new CUSIP number for the Class A Ordinary Shares following the Reverse Split will be G45139139.

Regulation FD Disclosure.

On July 1, 2026, the Company issued a press release announcing the Reverse Split. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release dated July 1, 2026, announcing the Reverse Split

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2026

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

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